Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of January, 2011

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

ITEM
1.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A. held January 21, 2011
2.	Call Notice for Special Shareholders’ Meeting of Ultrapar Participações S.A. to be held on February 10th, 2011
3.	Management Proposal regarding matters to be voted on at the Special Shareholders’ Meeting
4.	Apsis Colsultoria Appraisal Report – Ipiranga Produtos de Petróleo S.A. and Sociedade Anônima de Óleo Galena Signal
5.	Manual for participation in the shareholders’ meeting

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (01/2011)

Date, Time and Location:

January 21st, 2011, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luiz Antônio, nr 1343 – 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Board of Directors duly signed, including attendance via telephone.

Discussed and approved matters:

1.
Based on the approval of the proposal for the acquisition of the fuel distribution business of Chevron Brasil Ltda. and Sociedade Anônima de Óleo Galena Signal (jointly, “Sociedades Texaco”), approved by this Board of Directors on August 6th, 2008, and after examination and discussion of the appraisal report on the quotas and shares of Sociedades Texaco prepared by Apsis Consultoria Empresarial Ltda. in compliance

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on January 21st, 2011)

with Article 256, II of the Brazilian Corporate Law, the Board of Directors decided to submit the referred acquisition to the ratification of the Company’s shareholders, in accordance with the terms of Article 256, I of the Brazilian Corporate Law, as it represents a material investment for the Company.

2.
In addition, the Board of Directors approved, as a whole, the proposals of i) a stock split of the shares issued by the Company, at the ratio of 1 (one) share to 4 (four) shares of the same class and type, without any modification to the financial amount of the Company’ share capital and (ii) the modification of the maximum number of members of the Board of Directors, from 8 (eight) to 9 (nine) members.

3.
Therefore, the Board of Directors approved the submission, for approval in the Special Shareholders’ Meeting, of the proposals of item 2 above, with the consequent amendment to the caput of Article 5 and to the caput of Article 17 of the Company’s Bylaws to reflect, respectively, (i) the new amount of shares into which the share capital of the Company will be divided and (ii) the new maximum number of members of the Board of Directors, as well as the consolidation of the Company’s Bylaws.

Observation: The deliberations were approved by all members of the Board of Directors present, except for Board Member Renato Ochman, who abstained from voting.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on January 21st, 2011)

As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were written, read and approved by all members present.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice-Chairman

Ana Maria Levy Villela Igel

Paulo Vieira Belotti

Olavo Egydio Monteiro de Carvalho

Nildemar Secches

Luiz Carlos Teixeira

Renato Ochman

Item 2

(Call Notice for SSM of Ultrapar Participações S.A., of January 26th, 2011)

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

Call Notice

SPECIAL SHAREHOLDERS’ MEETING

The Shareholders of Ultrapar are hereby invited to attend the Special Shareholders' Meeting of Ultrapar Participações S.A. (“Ultrapar” or the “Company”), to be held on February 10th, 2011, at 2:00 p.m., in the Company’s headquarters located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo (the “Meeting”), in order to vote on the following matters:

1. Ratification, in accordance with the terms of Article 256, § 1 of the Brazilian Corporate Law, of the acquisition by Sociedade Brasileira de Participações Ltda., subsidiary of the Company, of the total number of quotas issued by Chevron Brasil Ltda. and of shares issued by Sociedade Anônima de Óleo Galena Signal, according to the Material Notice released on August 14th, 2008;

2. Stock split of the shares issued by the Company, at a ratio of one existing share to four shares of the same class and type, with the consequent amendment to the caput of Article 5 of the Company’s Bylaws;

3. Modification of the maximum number of members of the Company’s Board of Directors, amending it from 8 (eight) to 9 (nine), with the consequent amendment to the caput of Article 17 of the Company’s Bylaws; and

4. Consolidation, if the matters listed in items (2) and/or (3) are approved, of the Company’s Bylaws.

(Call Notice for SSM of Ultrapar Participações S.A., of January 26th, 2011)

RELEVANT INFORMATION

Once approved the matter set out in item 1 above, under the terms of Article 256, § 2, combined with item II of Article 137, both of the Brazilian Corporate Law, dissenting holders of common shares issued by the Company who hold their common shares without interruption since August 13th, 2008, inclusive, until the date of the exercise of withdrawal rights, may withdraw from the Company, upon the reimbursement of their common shares, within 30 (thirty) days from the publication date of the minutes of the Meeting herein convened. Such shareholders will have the right to receive R$ 36.17 per common share, calculated based on the shareholders’ equity reported in the Company’s Financial Statements for the fiscal year ending December 31st, 2009 and published on February 26th, 2010. Additional information regarding the withdrawal rights, in accordance with Annex 20 of CVM Instruction 481/09, is annexed to the Management Proposal filed by the Company with the Brazilian Securities and Exchange Commission – CVM’s Periodic Information System (“IPE”), as well as is available in the Company’s headquarters and website (www.ultra.com.br).

Attendance at the Meeting

Shareholders of the Company, in person, their legal representatives or proxy may attend the Meeting, provided that they present the documents specified in the items Individual Shareholder, Corporate Shareholder and Investment Funds below. The status of a holder of (i) common shares – will be confirmed by consultation of the share registry book, and (ii) preferred shares - will require the submission of a shareholder position statement, issued by the custodian body, no later than 2 (two) working days prior to the date of the Meeting, stating the respective shareholding position.

The shareholders may constitute proxy, with mandate granted less than a year prior to the present date, to a shareholder, manager of the company, lawyer, financial institution or investment fund manager representing the fund’s co-owners.

Individual Shareholder

•
Original or certified copy of an identification document with photo (ID, Alien Resident Card, Driver’s License, officially recognized professional identity card or passport, in the case of foreigners); and

(Call Notice for SSM of Ultrapar Participações S.A., of January 26th, 2011)

•	Original or certified copy of the power of attorney, if applicable, with the signature notarized by a notary public and proxy’s identification document with photo.

Corporate Shareholder

•
Certified copy of the latest amended and restated bylaws or consolidated corporate contract and of any corporate documents granting power to sign on behalf of the grantor (minutes of the election of the executive officers and/or proxy);

•	Original or certified copy of identification document with photo(s) of the legal representative(s); and

•	Original or certified copy of the power of attorney, if applicable, with the signature notarized by a notary public and an identification document with photo of the proxy.

Investment Funds

•
Certified copy of the latest amended and restated consolidated regulation of the fund and the bylaws or corporate contract of its manager, as well as of any corporate documents granting power on behalf of the grantor (minutes of the election of the executive officers and/or proxy);

•	Original or certified copy of an identification document with photo(s) of the legal representative(s); and

•	Original or certified copy of power of attorney, if applicable, with the signature notarized by a notary public and an identification document with photo of the proxy.

For foreign investment funds and legal entities, a certified translation will not be required if the original language of the document is Portuguese, English or Spanish.

All documents are required to be forwarded to the Investor Relations Department until 5:00 p.m. on February 9th, 2011.

(Call Notice for SSM of Ultrapar Participações S.A., of January 26th, 2011)

Availability of Documents and Information

The documents and information regarding the matters to be approved, as well as other relevant information and documents to the exercise of voting rights in the Meeting and others contained in CVM Instruction nr 481, of December 17th, 2009, were filed with the CVM by the IPE system, under the terms of the Article 6 of the above-mentioned Instruction, and are available in the Company's headquarters, in the Company’s website (www.ultra.com.br) and CVM website (www.cvm.gov.br), where the Manual of the Special Shareholder’s Meeting is also available.

São Paulo, January 26th,2011.

  PAULO GUILHERME AGUIAR CUNHA

Chairman

Item 3

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39                     NIRE 35.300.109.724

Dear Shareholders,

The Management of Ultrapar Participações S.A. (“Ultrapar” or the “Company”) hereby presents to the Company’s shareholders the Management Proposal, regarding the matters to be voted in the Special Shareholders’ Meeting, to be held on February 10th, 2011 (the “Meeting”):

1) Ratification, in accordance with the terms of Article 256, § 1 of the Brazilian Corporate Law, of the acquisition, by Sociedade Brasileira de Participações Ltda., subsidiary of the Company, of the total number of quotas issued by Chevron Brazil Ltda. and of shares issued by Sociedade Anônima de Óleo Galena Signal (jointly, “Sociedades Texaco”), according to the Material Notice released on August 14th, 2008

We propose the approval of the ratification of the acquisition of the control of Sociedades Texaco by a subsidiary of Ultrapar, as set forth in Annex I to the present proposal, annex which contains information about the acquisition, including the justification upon which the Company believes that this acquisition should be approved, in compliance with Article 19 of CVM Instruction 481/09.

Under the terms of Article 256, § 2, combined with item II of Article 137, both of the Brazilian Corporate Law, dissenting holders of common shares issued by the Company who hold their common shares without interruption since August 13th, 2008, inclusive, until the date of the exercise of withdrawal rights, may withdraw from the Company, upon the reimbursement of their common shares, within 30 (thirty) days from the publication date of the minutes of the Meeting. Such shareholders will have the right to receive the R$ 36.17 per common share, calculated based on the shareholders’ equity reported in the Company’s Financial Statements for the fiscal year ending December 31st, 2009 and published on February 26th, 2010. Additional information, in accordance with Article 20 of CVM Instruction 481/09, is available in Annex II to the present proposal.

2) Stock split of the shares issued by the Company

We propose the approval of the stock split of the number of shares issued by the Company, so that each share issued by the Company shall be split into 4 (four) shares of the same class and type (“Stock Split”). The Stock Split does not change the share capital of the Company, therefore there will be no modification in the financial amount and in the stake held by the shareholder in the Company. The shares issued as a result of the Stock Split will grant its holders – including holders of American Depositary Receipts issued by the Company (“ADRs”), traded in the New York Stock Exchange (“NYSE”) – the same rights inherent to the shares previously held, including dividends, interest on capital and any payments on capital to be approved by the Company.

After the Stock Split, the 1:1 ratio between preferred shares and ADRs will be maintained, and each ADR will consequently continue to be represented by one preferred share.

The Stock Split aims at repositioning the price of the standard trading round lot of shares issued by Ultrapar in the stock market, in order to turn the share price more accessible to investors and potentially enable an increase in the trading volume of the Company’s shares.

Should the Stock Split be approved, the Company’s share capital will be divided into 544,383,996 (five hundred forty four million, three hundred eighty three thousand, nine hundred ninety six) shares, without par value, in registered form, with 197,719,588 (one hundred ninety seven million, seven hundred nineteen thousand, five hundred eighty eight) common shares and 346,664,408 (three hundred forty six million, six hundred sixty four thousand, four hundred and eight) preferred shares.

In addition, the record date for the Stock Split will be February 16th, 2011 in the São Paulo Stock Exchange (“BM&FBOVESPA”) and February 22nd, 2011 in the New York Stock Exchange (“NYSE”), and the shares will be traded ex-Stock Split from February 17th, 2011, inclusive, onwards. The financial institution for Ultrapar’s share bookkeeping services (Itaú Unibanco S.A.) will take all the necessary acts to automatically credit the newly issued shares in the shareholders accounts on February 22nd, 2011. Concurrently, the depositary bank of Ultrapar’s ADRs (Bank of New York Mellon) will be responsible for the issuance and distribution of the new ADRs, that will take place on February 24th, 2011.

Consequently, in order to reflect the above-mentioned proposal, we propose the approval of the amendment to the language of the caput of Article 5 of the Company’s Bylaws, which will read as follows, and its subsequent consolidation according the proposed text presented in Annex III.

Current text	Proposed text
Art. 5º The subscribed and paid-up capital is R$ 3,696,772,957.32 (three billion, six hundred ninety-six million, seven hundred seventy-two thousand, nine hundred  fifty-seven reais and thirty-two centavos), divided into 136,095,999 (one hundred thirty-six million, ninety-five thousand, nine hundred  ninety-nine) shares without par value in registered form, including 49,429,897 (forty-nine million, four hundred twenty-nine thousand, eight hundred ninety-seven) common shares and 86,666,102 (eighty-six million, six hundred sixty-six thousand, one hundred and two) preferred shares.

Art. 5º The subscribed and paid-up capital is R$ 3,696,772,957.32 (three billion, six hundred ninety-six million, seven hundred seventy-two thousand, nine hundred fifty-seven reais and thirty-two centavos), divided into 544,383,996 (five hundred forty four million, three hundred eighty three thousand, nine hundred ninety six) shares without par value in registered form, including 197,719,588 (one hundred ninety seven million, seven hundred nineteen thousand, five hundred eighty eight) common shares and 346,664,408 (three hundred forty six million, six hundred sixty four thousand, four hundred and eight) preferred shares.

3) Modification of the maximum number of members of the Company’s Board of Directors

We propose the approval of the modification of the maximum number of members of the Company’s Board of Directors, amending it from 8 (eight) to 9 (nine). Such change aim to bring new skills and experiences to the Board of Directors, in light of the significant growth of the size of the Company in recent years.

Consequently, in order to reflect the above-mentioned proposal, we propose the approval of the amendment to the language of the caput of Article 17 of the Company’s Bylaws, which will read as follows, and its subsequent consolidation according the proposed text presented in Annex III.

Current text	Proposed text
Art. 17 The Board of Directors shall be formed by four (4) to eight (8) members, shareholders of the Company, elected by the General Meeting, which may also remove them from office at any time.	Art. 17 The Board of Directors shall be formed by four (4) to nine (9) members, shareholders of the Company, elected by the General Meeting, which may also remove them from office at any time.

São Paulo, January 26th, 2011.

PAULO GUILHERME AGUIAR CUNHA

Chairman

ANNEX I - ACQUISITION
  (in accordance to Annex 19 of CVM Instruction nr 481/09)

ANNEX 19 (in compliance with CVM Instruction n° 481/09)
ACQUISITION OF CONTROL

1. Describe the transaction

On August 14th, 2008, Sociedade Brasileira de Participações Ltda. (“SBP”), subsidiary of Ultrapar Participações S.A. (“Ultrapar”), Chevron Latin America Marketing LLC (“CLAM”) and Chevron Amazonas LLC (“CA” and, together with CLAM, “Sellers”), signed a sale and purchase agreement (“SPA”) for the acquisition of total quotas of Chevron Brasil Ltda. (“CBL”) and total shares of Sociedade Anônima de Óleo Galena Signal (“Galena”) (named “Sociedades Texaco”, when jointly mentioned), both companies with operations in the segment of distribution and supply of fuel in Brazil, except for the state of Roraima (“Acquisition”).

On March 31st, 2009 the Acquisition was closed and SBP disbursed R$ 1,106 million, in addition to the US$ 38 million deposit made to CLAM on August 14th, 2008. The terms of the Acquisition did not include the assumption of Sociedades Texaco’s net debt. Under the terms of the SPA, in August 2009, R$ 162 million were disbursed related to the expected working capital adjustment, reflecting the increased working capital effectively received on the closing date of the Acquisition. The results of Sociedades Texaco were consolidated into Ultrapar’s financial statements from April 1st, 2009 onwards.

The SPA establishes the terms and conditions to allow for a gradual and organized transition process of brand names, including the license to use Texaco brand names family for up to 3 years in the South and Southeast regions and to 5 years in the Midwest, Northeast and North regions in Brazil. The closing occurred after the fulfillment of certain customary conditions precedent for similar transactions and the segregation of the lubricants and oil exploration activities of CBL to other legal entities of the Chevron group.

2. Inform the reason, statutory or legal, for which the transaction was submitted for approval in the shareholders’ meeting

The Acquisition is submitted for ratification of the shareholders’ meeting of Ultrapar in compliance with article 256, I, of the Law nr. 6,404/76 as the Acquisition price is a relevant investment for Ultrapar, under the terms of article 247, sole paragraph of the Law nr. 6,404/76.

3. Regarding the company whose control was or will be acquired:

a. Inform the name and qualification

Chevron Brasil Ltda., limited liability company, with headquarter at Avenida República do Chile, nr 230, 18th to 25th and 30th floors, Centro, in the city and state of Rio de Janeiro, registered under CNPJ 33.337.122/0001-27; and

Sociedade Anônima de Óleo Galena Signal, closely held company, with headquarter at Avenida República do Chile, nr 230, room 2501 - part, Centro, in the city and state of Rio de Janeiro, registered under CNPJ 61.429.387/0001-90.

b. Number of shares or quotas of each class and type issued

On March 31st, 2009, the closing date of the Acquisition, the share capital, paid-in and subscribed, of Sociedades Texaco amounted to:

(i)	CBL: R$ 803,174,308.73, divided into 80,317,430,873 quotas; and

(ii)	Galena: R$ 100,000,00, divided into 100,000 common shares, all in registered form without par value.

c. List all the direct and indirect controlling shareholders or members of the controlling block, and their interests held in the company’s share capital, in case they are related parties, as defined by the accounting rules regarding this subject

The Sellers owned the total share capital of Sociedades Texaco. The Sellers are headquartered in Delaware, in the United States of America, and are owned by the Chevron group, not being qualified as related parties to Ultrapar, as defined by the accounting rules regarding this subject.

d. For each class and type of shares or quotas of the company whose control will be acquired, inform:

i. Minimum, average and maximum quotation for each year, in the markets in which they are traded, for the last 3 (three) years

Not applicable. Historical information regarding the trading of the shares of Galena does not exist, as Galena was closely held entity.

This item is not applicable to CBL either, as it was limited liability company.

ii. Minimum, average and maximum quotation for each quarter, in the markets in which they are traded, for the last 2 (two) years

Same as item d.(i) above.

iii. Minimum, average and maximum quotation for each month, in the markets in which they are traded, for the last 6 (six) months

1

Same as item d.(i) above.

iv. Average quotation, in the markets in which they are traded, for the last 90 days

Same as item d.(i) above.

v. Net equity value at market prices, if the information is available

The net equity value at market prices of Sociedades Texaco was appraised in an appraisal report issued by specialized company, with base date of April 1st, 2009, in the amount of R$ 859,767 thousand, or R$ 0.0107046 per quota, for CBL, and R$ 2,274 thousand, or R$ 22.736873 per share, for Galena.

vi. Annual net income for the last 2 (two) fiscal years, monetarily adjusted

CBL: Prior to the Acquisition, CBL owned other assets, notably the lubricants and oil exploration activities in Brazil, which were segregated and transferred to other legal entities of the Chevron group prior to the closing of the Acquisition. Therefore, the available information of net income related to the period prior to March 31st, 2009 is not comparable with the assets acquired, and it is not possible to calculate the net income correspondent to the portion acquired of the equity of CBL in the 2 (two) years previous to the acquisition.

Galena: The net income of Galena in the last 2 years previous to the conclusion of the Acquisition was R$ 568 thousand for the year ended December 31st, 2007 and R$ 135 thousand for the year ended December 31st, 2008, both monetarily adjusted for the inflation rate (IPCA) accumulated until December 31st, 2010.

4. Main terms and conditions of the transaction, including:

a. Identification of the sellers

CLAM and CA.

b. Number of total shares or quotas acquired or to be acquired

SBP acquired from CLAM and from CA 80,317,430,873 quotas representing the total share capital of CBL and 100,000 common shares representing the total share capital of Galena.

c. Total price

The total amount paid to CLAM and to CA was R$ 1,372 million.

d. Price per share or quota of each type or class

CBL:                      R$ 0.016974 per quota; and

Galena:                  R$ 84.721339 per common share.

e. Form of payment

The total amount of the Acquisition was paid in cash.

f. Precedent and subsequent conditions to which the transaction is subject

The closing of the Acquisition was subject to the following main conditions precedent, among others customary to transactions of nature similar to that of the Acquisition: (i) true representations and warranties given by the parties under the terms of the SPA; (ii) segregation of the lubricant and oil exploration activities of CBL to other legal entities of the Chevron group; (iii) segregation of the Sociedades Texaco’s information and technology systems from those of the Chevron group; and (iv) inexistence of any orders from competent authorities or demands from third parties in connection with the Acquisition.

g. Summary of the representations and warranties given by the sellers

The main representations and warranties given by the Sellers, among others customary to transactions of nature similar to that of the Acquisition, are: (i) organization; (ii) necessary authorizations to the execution of the SPA and consummation of the Acquisition; (iii) conduct of business and compliance with the necessary authorizations; (iv) consistency of financial statements; (v) in addition to information disclosed and the exceptions made in the SPA, completeness, sufficiency or inexistence, as applicable, of any violation to laws, contracts, agreements or third parties rights, litigation, tax, labor and pension matters, restrictions to the change of control, relevant insurance claims, properties, plants and other assets, including inventories and leasing, title of the securities representing the capital of Sociedades Texaco and inexistence of any liens over the securities and other assets or properties.

h. Rules on indemnification of the buyers

The Sellers will indemnify, defend and hold harmless SBP, its direct or indirect controlling or controlled entities or individuals or is under common control with SBP, as well as the respective successors, assignees, officers, directors, partners, employees, agents and representatives

2

(“Buyer Indemnified Persons”) from and against, and will reimburse for losses and expenses incurred in connection with, among others: (a) any breach of any representations and warranties made by Sellers in the SPA; (b) any breach of any covenant of the Sellers under the SPA, including those related to the conduct of business by the Sellers until the closing date of the Acquisition; (c) segregation of the lubricants and oil exploration activities to other legal entities of the Chevron group, including tax matters eventually related to such segregation; (d) liabilities in relation to ownership or operation of the lubricants and oil exploration activities, whether or not arising from events occurring prior to or after the closing of the Acquisition; (e) obligations related to employees who left Sociedades Texaco prior to the closing of the Acquisition and were eligible to retire for the purposes of social security or under any pension plan offered by the Chevron group at that time; (f) tax liabilities in respect of any claims solely related to segregated lubricant and oil exploration activities or to the segregated activities together with the activities contemplated by the Acquisition.

The indemnity above was subject to certain time and amount limitations, except in the event of knowingly dishonest or deliberate misstatement or concealment or fraud by the Sellers. Amounts to be indemnified will be computed net of any insurance proceeds actually received by the Buyer Indemnified Person.

i. Required governmental approvals

The Acquisition was submitted to the Brazilian System for Protection of Competition, and was approved by the Conselho Administrativo de Defesa Econômica (“CADE”) on July 7th, 2009. In its decision, CADE ordered that resellers in seventeen municipalities, where the concentration was 100%, were offered the possibility to terminate their contracts without any penalty or fine.

j. Collaterals granted

Ultrapar acted as guarantor to ensure all obligations, including the payment, related to the Acquisition.

5. Describe the purpose of the transaction

The Acquisition was part of Ultrapar’s strategy to increase its operating scale in fuel distribution and expand its operations to the Midwest, Northeast and North regions of Brazil, allowing the Company to reach regions with consumption growth rate above that of the national average and bringing new commercial opportunities arising from the national coverage.

6. Provide an analysis of the benefits, costs and risks of the transaction

The combination of Ipiranga’s business with those of Sociedades Texaco allowed the consolidation of a nationwide fuel distribution business, besides representing improved efficiency and competitiveness in sales processes, dilution of advertising, marketing and new products development expenses, and gains of scale in administrative functions.

The main costs associated with the Acquisition are those related to the integration of operations, which include travel expenses, information systems and personnel costs. In addition, the operational integration also involves the conversion of Texaco´s service station network to the Ipiranga brand, conversion which consists of altering the visual identity of the Texaco´s service stations to the Ipiranga´s standards through painting and replacement of banners, among others, and which generates additional costs with the remodelling of the gas stations.

Regarding the risks, Ultrapar assumed certain liabilities of the business acquired in the acquisition of Sociedades Texaco, therefore, certain existing financial obligations, legal liabilities or other known and unknown contingent liabilities or risks of the businesses acquired have become the responsibility of Ultrapar. These liabilities may cause Ultrapar to be required to make payments, incur in charges or take other actions that may adversely affect Ultrapar’s financial position, results of operations and the price of its shares.

7. Inform the costs to be incurred by the company if the transaction is not approved

Notwithstanding the costs already incurred with the Acquisition, in the amount of R$ 19 million, it is important to mention that the Acquisition resulted in the integration of the operations of Sociedades Texaco with the fuel distribution operations of Ultrapar, consolidating a nationwide fuel distribution business, allowing an improved positioning to capture the growth of the market and stronger competitiveness through the larger operating scale. As such, the non-ratification of the Acquisition would result in significant and difficult estimation losses for Ultrapar and its shareholders.

8. Describe the sources of funding for the transaction

Ultrapar used its existing cash resources to fund the Acquisition.

3

9. Describe  management’s plans for the company whose control was or will be acquired

Management’s plans include the integration of the operations of Sociedades Texaco with Ultrapar’s fuel distribution business, through Ipiranga, in order to consolidate a nationwide fuel distribution business, allowing an improved positioning of the company to grow and stronger competitiveness through the larger operating scale, besides expanding its operations to the Midwest, Northeast and North regions of Brazil.

10. Provide justified declaration of the management recommending the approval of the transaction

Considering the information provided in this Annex, the management of Ultrapar understands that the ratification of the transaction will bring benefits for Ultrapar and its shareholders, given that the combination of Ipiranga with Sociedades Texaco creates a nationwide fuel distribution business, with a network of more than 5 thousand service stations and an over 20% market share, allowing an improved positioning to capture the growth of the market and stronger competitiveness through the larger operating scale.

11. Describe any existing corporate relationship, even if indirect, between:

a. Any of the sellers or the company whose control has been or will be sold; and

b. Related parties to the company, as defined by the accounting rules regarding this subject

Ultrapar is not aware of the existence of corporate relationship between related parties to Ultrapar, as defined by the accounting rules, and the Sellers or Sociedades Texaco.

12. Provide details of any transaction made in the last 2 (two) years by related parties to the company, as defined by the accounting rules regarding this subject, with equity or other securities or debt instruments of the company whose control was or will be acquired

Ultrapar is not aware of transactions made by related parties to Ultrapar, under the terms described above.

13. Provide copy of all studies and appraisal reports, prepared by the company or by third parties, which supported the negotiation of the price of the acquisition

The price of the Acquisition was established in negotiations between Ultrapar and the Sellers, independent and autonomous parties, based on the judgment that each party had of the business object of the Acquisition and the financial information sent to Ultrapar by the Sellers. It is worth mentioning that the management of Ultrapar has all the necessary knowledge regarding the activities of Sociedades Texaco, for the evaluation of the business and discussion and negotiation of the price with the Sellers.

14. In relation to the third parties that prepared appraisal studies and report

a. Inform the name

APSIS Consultoria Empresarial Ltda. (“APSIS”), with headquarter located at Rua da Assembleia, nr 35, 12th floor, Centro, City and State of Rio de Janeiro, registered under CNPJ nr 27.281.922/0001-70, was hired to prepare the appraisal of the net equity of Sociedades Texaco at market value, in compliance with Article 256, II and paragraph 2, of the Law no. 6,404/76.

b. Describe their qualification

The consulting company chosen is specialized in appraisal of assets registered with CREA/RJ 82.2.00620-1 and CORECON/RJ RF/2.052-4, with large experience in the appraisal of companies, as it can be verified by the historical performed services, available on its website (www.apsis.com.br).

c. Describe how they were selected

APSIS was selected due to the quality and experience of more than 30 years in its market in similar jobs to the one prepared for the Acquisition.

d. Inform if they are related parties to the company, as defined by the accounting rules regarding this subject

Ultrapar, to the best of its understanding, do not consider APSIS  its related party, in accordance with the accounting rules regarding this subject.

4

ANNEX II – WITHDRAWAL RIGHTS
  (in accordance with Annex 20 of CVM Instruction nr 481/09)

ANNEX 20 (in compliance with CVM Instruction nr 481/09)
WITHDRAWAL RIGHT

1. Describe the event that triggered or will trigger the withdrawal right and its legal fundamental

The acquisition of the control of Chevron Brasil Ltda. (“CBL”) and Sociedade Anônima de Óleo Galena Signal (“Galena”), by Sociedade Brasileira de Participações Ltda., subsidiary of Ultrapar Participações S.A. (“Ultrapar”) (“Acquisition”) will trigger the withdrawal right for Ultrapar’s shareholders who dissent from the resolution that ratifies the Acquisition, under the terms of Article 256, paragraph 2, of Law Nr. 6,404/76.

2. Inform the shares and classes to which the withdrawal right applies

The withdrawal right can only be exercised by dissenting shareholders who hold Ultrapar’s common shares without interruption since August 13th, 2008, inclusive, until the date of the exercise of such right, not being allowed the partial exercise of the withdrawal right. Dissenting shareholders may withdraw from Ultrapar, upon the reimbursement of their common shares, within 30 (thirty) days from the publication date of the minutes of the Meeting. Holders of preferred shares issued by the Company are not entitled to the withdrawal right, as such shares present liquidity and dispersion in the market, in accordance with Article 137, item II of the Law No. 6,404/76.

3. Inform the date of the first publication of the call notice of the meeting, as well as the date of the release of the material notice related to the resolution that triggered or will trigger withdrawal right

The date of the first publication of the call notice of the Special Shareholders’ Meeting is January 26th, 2011. The Material Notice that triggered the withdrawal right was released through the Brazilian Securities and Exchange Commission – CVM’s Periodic Information System (“IPE”) on August 14th, 2008, complemented by a response to the request from BM&FBovespa GAE/SRE – 2,163/08, of August 19th, 2008, and by the Market Announcements released on March 31st, 2009 and September 15th, 2009.

4. Inform the period for the exercise of the withdrawal right and the record date to determine the holders of shares entitled to exercise the withdrawal right

The dissenting shareholder who desires to exercise the withdrawal right shall send a written request to Ultrapar within 30 (thirty) days from the publication date of the minutes of the Special Shareholders’ Meeting that ratifies the Acquisition. The withdrawal right can be exercised only by dissenting shareholders who hold Ultrapar’s common shares without interruption since August 13th, 2008, inclusive, until the date of the exercise of such right, not being allowed the partial exercise of the withdrawal right.

5. Inform the amount of the reimbursement per share or, if it is not possible to be determined in advance, the management’s forecast for such amount

The amount to be reimbursed is R$ 36.17 (thirty six reais and seventeen cents) per common share.

6. Inform how the amount of reimbursement was calculated

The book value of each share was calculated based on the last approved balance sheet of Ultrapar, for the fiscal year ended December 31st, 2009.

7. Inform whether the shareholders will be entitled to request the preparation of special balance sheet

Under the terms of Article 45, paragraph 2, of Law Nr. 6,404/76, dissenting shareholders are entitled to request, together with the reimbursement, the preparation of special balance sheet if the Meeting’s resolution occurs after 60 (sixty) days from the date of the balance sheet used to calculate the withdrawal amount.

8. If the value of reimbursement is determined in reliance upon appraisal report, list the expert individuals or companies recommended by the management

Not applicable.

9. In the event of incorporation, share exchange, or merger involving controlling and controlled entities or companies under common control

a. Calculate the exchange ratios based on the value of the net equity value at market prices or another criteria accepted by the CVM

Not applicable.

b. Inform whether the share exchange ratios foreseen in the protocol of the transaction are less advantageous than those calculated under item 9(a) above

Not applicable.

c. Inform the value of reimbursement calculated on the value of the net equity at market prices or another criteria accepted by the CVM

Not applicable.

10. Inform the book value of each share based on the last approved balance sheet

The book value of each share is R$ 36.17 (thirty six reais and seventeen cents) according to the last approved balance sheet.

11. Inform the quotation of each class or type of share which are entitled to withdrawal right in the markets in which they are traded, identifying:

i. Minimum, average and maximum quotation in each year, for the last 3 (three) years

Ultrapar’s common shares are not traded in such a regular basis that allows obtaining these data. In the last three years, Ultrapar’s common shares were traded in 5 trading sessions, corresponding to 0.7% of the total trading sessions in the period.

ii. Minimum, average and maximum quotation in each quarter, for the last 2 (two) years

Same as item 11.(i) above.

iii. Minimum, average and maximum quotation in each month, for the last 6 (six) months

Same as item 11.(i) above.

iv. Average quotation for the last 90 (ninety) days

Same as item 11.(i) above.

ANNEX III – COMPANY’S BYLAWS

ULTRAPAR PARTICIPAÇÕES S.A.

BYLAWS

CHAPTER I

Name, Head Office, Purpose and Duration

Article 1     The Company shall be an authorized capital company called ULTRAPAR PARTICIPAÇÕES S.A.

Article 2     The Company’s head office shall be in the City and State of São Paulo, at Av. Brigadeiro Luiz Antonio, No. 1343 - 9º andar.

Article 3     The Company’s purpose shall be the investment of its own capitals in the trade, industry and agriculture and in companies providing services, upon the subscription for or acquisition of shares or quotas in companies.

Article 4     The Company shall have an indeterminate term of duration.

CHAPTER II

Capital and Shares

Article 5 -  The subscribed and paid-up capital is R$ 3,696,772,957.32 (three billion six hundred ninety six million seven hundred seventy two thousand nine hundred fifty seven reais and thirty two centavos), divided into 544,383,996 (five hundred forty four million three hundred eighty three thousand nine hundred ninety six) shares without par value in registered form, including 197,719,588 (one hundred ninety seven million, seven hundred nineteen thousand, five hundred eighty eight) common shares and 346,664,408 (three hundred forty six million six hundred sixty four thousand four hundred and eight) preferred shares.

Paragraph 1 – The Company is authorized to increase the capital, without amendment to the bylaws, by resolution of  the Board of Directors, up to the limit of R$ 4,500,000,000.00 (four billion and five hundred million reais) through the issuance of common or preferred shares, regardless of the current ratio, subject to the limit of 2/3 (two-thirds) of preferred shares in the total of shares issued.

Paragraph 2 - Any capital increase to be paid in assets shall be submitted to the General Meeting’s resolution.

Paragraph 3 - At the Board of Directors’ discretion, the preemptive rights in the issue of shares, debentures convertible into shares and subscription bonus, the placement of which be made upon the sale in stock exchanges or by public subscription, may be excluded.

Article 6     The preferred shares are book-entry shares and shall be kept in a deposit account with a financial institution on behalf of the holders thereof, without issuance of warrants.

Sole Paragraph - The cost of the services of transfer, registration and issuance of common share warrant,

as well as the cost of the service related to the shares kept in a custody cash account, may be debited to the shareholder.

Article 7     By a resolution of the Board of Directors, the Company may acquire its own shares to be kept in treasury or canceled up to the amount of the profit and reserve balance, except for the legal reserve, without any decrease in the capital stock, subject to the laws in effect.

Article 8     The Company may grant stock options to the benefit of its officers and employees under the terms of the stock option plan passed by the General Meeting, and said granting may likewise be offered to the officers and employees of its directly and indirectly controlled entities.

Article 9     Subject to the legal limits, the Company may create new classes of preferred shares or increase those already existing, irrespective of any proportion to the other kinds and classes of shares.

Article 10    Each common share entitles to one vote in the General Meetings’ resolutions.

Article 11    The General Meeting may authorize the conversion of common shares into preferred shares upon any shareholders’ request, subject to the proportion provided for in law.

Article 12    Preferred shares are not convertible into common shares; they have no voting right and entitle the holders thereof to dividends and stock dividends equal those attributed to common shares, in addition to priority in capital refund, with no premium, in the event of the Company’s liquidation.

CHAPTER III

General Meetings
Article 13    The General Meeting shall be called by the Board of Directors on an annual basis within the first four months and after the closing of the fiscal year, and on a special basis whenever the Company’s interest so require.

Paragraph 1 - To take part in the General Meeting, the shareholders shall prove said capacity upon the submission of the deposit receipt issued by the financial institution depositary of the book-entry preferred shares, and, in the event of common shares, upon verifying the book of registration of registered shares.

Paragraph 2 - The shareholder may be represented in the General Meeting by an attorney-in-fact appointed less than one year before, who should be a shareholder, a Company’s manager, attorney or investment fund manager representing the members thereof.

Article 14    Except as otherwise provided for in law, the General Meetings shall be called to order on first call with the attendance of shareholders representing the majority capital with right to vote, and on second call with any attendance.

Article 15    The Meetings shall be directed by a presiding board formed by one Presiding Officer and one or more secretaries chosen by the attending shareholders.

CHAPTER IV

Management
General Rules

Article 16    The Company shall be managed by a Board of Directors and an Executive Board.

Paragraph 1 - The management term of the managers, who shall keep in office until the election and investiture of their substitutes, shall be one (1) year, reelection being permitted.

Paragraph 2 - The managers’ investiture, which shall not depend on pledge, shall be upon signature on a deed of investiture.

Paragraph 3 - The General Meeting, which has elected them, shall set the managers’ remuneration, which may be reviewed at any other meeting.

CHAPTER V

Board of Directors

Article 17    The Board of Directors shall be formed by four (4) to nine (9) members, shareholders of the Company, elected by the General Meeting, which may also remove them from office at any time.

Paragraph 1 - The General Meeting shall appoint among its members the Chairman of the Board and the Vice-Chairman, who shall replace the Chairman in his/her occasional non-attendance or absences.

Paragraph 2 - In the event of election of a Director resident and domiciled abroad, the investiture of said Director shall be conditional on the appointment of an attorney-in-fact resident and domiciled in the country, with powers to be served summons in any suit that may be filed against him/her, based on the corporation law. The validity term of the power of attorney shall be at least equal to the term of legal forfeiture of the shares (article 287, II, b, of Law No. 6.404/76).

Article 18    The Board of Directors shall meet on an annual basis once every three months, and on a special basis whenever called by its Chairman or by any two (2) Directors.

Article 19    The Board of Directors’ meetings shall be called to order with the attendance of at least three Directors, one of whom shall be the Chairman or Vice-Chairman, and the resolutions shall be adopted by majority vote, whereas it will be incumbent on the Chairman, or in his/her absence on the Vice-Chairman the deciding vote. Any Director temporarily impeded or absent may be represented in any vote upon written appointment by another Director. In addition, the Directors absent may cast their vote by letter, cable or facsimile at the meetings at which there is the attendance quorum set forth in this article.

Sole Paragraph - In the event of any vacant position in the Board of Directors, said position shall be filled in at the first General Meeting to be held after the vacancy is verified.

Article 20    It shall be incumbent on the Board of Directors:

a) to set the Company’s general business policy;

b) to call the General Meetings;

c) to elect and remove from office the Company’s Officers and set their individual duties and fees, when the General Meeting decides on their overall remuneration;

d) to choose the Chief Executive Officer among their members;

e) to approve the increase in the subscribed capital and the form under which it shall occur, up to the limit of the authorized capital;

f) to submit to the General Meeting for approval the allocation of the net profit adjusted in the fiscal year, as referred to in letter “c” of article 35 hereof;

g) to oversee the Officers’ management; at any time examine the Company’s books and papers; request information on any agreement already or about to be entered into and on any other acts;

h) to provide opinion on the management report and on the Executive Board’s accounts;

i) to approve the distribution of semi-annual or interim dividends;

j) to approve the holding of interest in other Companies;

k) to propose to the General Meeting the Company’s winding-up, merger or consolidation under any form;

l) to choose and remove the Independent Auditors nominated by the Audit Committee;

m) to decide on any matters not regulated herein, and resolve on the omitted cases;

n) to appoint among the Officers that who shall perform the duties of Investor Relations Officer.

o) grant stock options to its officers and employees holding key positions in the Company and its controlled entities, with no preemptive right being granted to shareholders, in compliance with paragraph 3, article 171 of Law 6404/76, and establish a Stock Options Plan Management and Implementation Commission referred to in article 8 of these Bylaws. The Plan Management and Implementation Commission contemplated hereunder will be made up by such people appointed by the Board of Directors, which will further set the terms governing the operation of said commission;

p) approve the emission, for public subscription, of commercial paper by the company.

Article 21    It shall be incumbent on the Chairman of the Board of Directors:

a) To call the General Meeting whenever the Board of Directors so resolve, or exceptionally by its own initiative, case in which he/she shall then inform the call to all further Directors;

b) call and preside over the Board of Directors’ meetings;

c) inform the dates of the annual meetings and supervise the body’s administrative services; and

d) to convey the Board of Directors’ resolutions to the Executive Board and guide it the compliance therewith.

Article 22    It shall be incumbent on the Vice-Chairman to replace the Chairman on his/her occasional absences or impediments and, in the event of vacancy, to replace him/her up to the next General Meeting that shall elect the new incumbent.

CHAPTER VI

Executive Board

Article 23    The Executive Board shall be formed by four (4) to six (6) executive officers, shareholders or not, resident in the country, elected by the Board of Directors one of whom shall be the President, another the Vice-President, and all the others Executive Officers, who, subject to the provisions of letter “n” of article 20, shall not have any specific designation. The Executive Board’s resolutions shall be adopted by majority vote, whereas it shall be incumbent on the President to cast the deciding vote.

Sole Paragraph - The Board of Directors shall elect the Company's President and Vice-President among the executive Board's members. It shall be incumbent on the Vice-President to replace the President in his/her occasional absences or impediments as well as to perform the specific duties assigned to him/her upon his/her appointment.

Article 24    The Executive Board shall meet whenever the Company’s interest so require, and the resolutions shall be adopted by majority vote, subject to a quorum of half of the elected members for the meeting to be called to order.

Article 25    It shall be incumbent on the Executive Board to perform the acts required for the regular operation of the Company and management of its business, subject to the duties and guidelines set by the Board of Directors.

Paragraph 1 - Those acts destined to produce effect before any third parties shall be signed by two executive officers together, or by one executive officer and one attorney-in-fact, our two attorneys-in-fact, with special powers.

Paragraph 2 - Upon the act of two of its executive officers, the Company may appoint attorneys-in-fact,

whereas their powers of attorney shall specify the purpose thereof, the powers granted and the validity term, which shall not exceed one year, except where the power of attorney is granted with powers to represent the Company in court, the validity which shall be for an indeterminate term.

Paragraph 3 - The prior approval of the Board of Directors shall be required for the performance of acts that might result in acquisition, disposal, swap and encumbrance of real estate property, offer of collateral or personal guarantees, taking out of loans or waiver of rights the amount of which be in excess of three percent (3%) of the Company’s net worth.

Paragraph 4 - Exceptionally, the Executive Board may authorize the Company’s representation by one sole executive officer or one especially appointed attorney-in-fact, by detailing in the minutes of the meeting the purpose and limits of the powers granted.

Article 26    It shall be incumbent on the President:

a) to manage, guide and coordinate the Company’s activities;

b) to call and preside over the Executive Board’s meetings;

c) to represent the Company in court or out of court, either as plaintiff or as defendant.

Article 27    When elected, it shall be incumbent on the Vice-President to cooperate with the President in the performance of his/her duties.

Article 28   It shall be incumbent on the Investor Relations Officer to represent the Company before regulatory agencies and further institutions operating in the capital market, in addition to performing the duties that are assigned to him by the Board of Directors.

Article 29   The officers without specific designation shall perform, in addition to the duties assigned to them in the Company’s Bylaws, all those other duties assigned to them by the Board of Directors.

Article 30    It shall be incumbent on two officers, who shall act together:

a) to represent the Company before any third parties, except for the provision of letter “c” of article 26 above;

b) the performance of all further acts provided for in article 25 above.

Article 31    The officers may replace each other, subject to the following:

a) in the event of occasional absence or impediment for a period up to sixty (60) days, the President shall be replaced by the Vice-President, in the event of his/her appointment, whereas the latter shall be replaced by one of the members of the Executive Board appointed in advance by the President.

b) in the event of vacancy of an officer’s position, he/she may be replaced up to the next Board of Directors’ Meeting by the officer appointed by the President.

c) the temporary filling in of all further Executive Board’s positions upon the President’s decision shall be discretionary.

CHAPTER VII

Fiscal Council

Article 32    The Company shall have a permanent Fiscal Council composed of no less than three and no more than five members, and a like number of alternates, with such duties, powers, and compensation as provided by law, with a term of office of one (1) year, with reelection allowed.

Paragraph 1 – The Fiscal Council shall hold regular meetings quarterly and extraordinary meetings as necessary, and the meeting minutes shall be recorded in a proper book.

Paragraph 2 – Its members shall be subject to such obligations and prohibitions as imposed by law and by these Bylaws on the Company’s managers.

Article 33    In addition to the activities provided in the Brazilian legislation, the Fiscal Council shall act as an Audit Committee as defined in Sarbanes-Oxley Act.

Sole Paragraph – For the full performance of the duties in the Audit Committee, the requirements provided in the applicable legislations, the provisions of these Bylaws, and the Charter of the Fiscal Council and Audit Committee shall be observed, which Charter shall establish its powers and operating rules.

CHAPTER VIII

Fiscal Year

Article 34    The fiscal year shall begin on January 1 and end on December 31 of each year.

Article 35    After the balance sheet and the financial statements are drawn up, and after deduction of accumulated losses, provision for income tax payment, and should this be the case, provision for managers’ profit sharing, then the net profit found shall have the following allocation:

a) five percent (5%) to form a legal reserve up to the point it reaches twenty percent (20%) of the capital stock;

b) fifty percent (50%) to pay mandatory dividends to shareholders, with offsetting of the semi-annual and interim dividends that may have been declared;

c) the balance shall have the allocation decided by the General Meeting, subject to the Board of Directors' proposal.

Paragraph 1 - In addition to the annual balance sheet for the period, the Company may further draw up semi-annual balance sheets as well as, at any time, special balance sheets, and the Board of Directors may, upon approval of the Annual General Meeting, declare interim dividends, to be allocated to the accumulated profits or profit reserve accounts existing at the time when the last annual or semi-annual balance sheet was published.

Paragraph 2 - Dividends not claimed within three years as of the date they have been made available to shareholders shall be subject to forfeiture and inure to the benefit of the Company.

Article 36    The General Meeting may grant sharing in the fiscal year profits to managers.

CHAPTER IX

General Provisions

Article 37    The Company shall be liquidated in the events provided for in law, whereupon it shall be incumbent on the General Meeting to determine the form of liquidation, appoint a liquidator, and elect the Audit Committee which shall operate the Company over the liquidation period.

Article 38    The Minutes of the General Meetings, as well as those of the Board of Directors’ Meetings shall be issued by electronic means, on spare pages and shall be signed by the attending members, to be then bound into a book. When these minutes contain resolutions destined to produce effects before third parties, they shall be filed with the Commercial Registry and published.

Article 39    The direct or indirect transfer of the Company’s control is subordinated to the suspensive condition of the acquiring party making a public offering for the total acquisition of the free float of shares, both common and preferred, pertaining to the remaining shareholders, at a price and under payment conditions equal to those which have been agreed with members of the controlling block of shareholders.

Sole paragraph: The Controlling Shareholders Agreement of the Company, Ultra S.A. Participações,  Avaré Participações S.A. and Igel Participações S.A., signed on March 22 2000 and filed at the Company’s head office, contains complementary norms to be followed in the case of a transfer of the company’s control.

Item 4

                      IPIRANGA PRODUTOS DE PETROLEO S.A.
                                      AND
                   SOCIEDADE ANONIMA DE OLEO GALENA SIGNAL

                                APPRAISAL REPORT

                                  RJ-0096/09-01
                                   1/5 COPIES

                               [GRAPHIC OMITTED]
                                                                              00

 REPORT:    RJ-0096/09-01
BASE DATE: April 01, 2009
APPLICANT: ULTRAPAR PARTICIPACOES S.A., with head office located at Av. Brigadeiro Luiz
           Antonio, no. 1.343, 9 andar, S[]o Paulo, State of SP, registered with the General
           Roster of Corporate Taxpayers (CNPJ) under no. 33.256.439/0001-39, hereinafter called ULTRAPAR.
OBJECTS:   Assets composed by IPIRANGA PRODUTOS DE PETROLEO S.A. (previously called
           Chevron Brasil Ltda), with head office located at Av. Rep[]blica do Chile, no. 230,
           18 a 25 e 30 andares, Downtown, in the Municipality and State of Rio de Janeiro,
           registered with the General Roster of Corporate Taxpayers (CNPJ) under no.
           33.337.122/0001-27, hereinafter called IPP; and
           SOCIEDADE ANONIMA DE OLEO GALENA SIGNAL, with head office located at Av.
           Rep[]blica do Chile, 230 -- sala 2501 - parte, in the City and State of Rio de Janeiro, registered with the General Roster of Corporate Taxpayers (CNPJ) under no.
           61.429.387/0001-90, hereinafter called GALENA.
           With such companies being jointly called TEXACO.
PURPOSE:   Calculation of the value of the Net Equity share of IPP and GALENA at market prices, for the purpose of appraising the applicability of article 256, II, b) of the
           Law number 6,404 of 12/15/76 (Corporate Law), due to the purchase of total quotas of Chevron Brasil Ltda (IPP) and total shares of GALENA by ULTRAPAR.

                                                                               1

 EXECUTIVE SUMMARY

APSIS CONSULTORIA EMPRESARIAL Ltda. was hired by ULTRAPAR to calculate the value of the Net Equity Shares of IPP and GALENA at market prices, for the purpose of appraising the applicability of article 256, II, b) of the Law number 6,404 of 12/15/76 (Corporate Law), due to the purchase of total quotas of Chevron Brasil Ltda (IPP) and total shares of GALENA by ULTRAPAR.

The technical procedures used in this report are in accordance with the criteria set forth by appraisal standards.

This report presents the market values of the companies' assets and liabilities used to adjust the book Net Equity of IPP and GALENA by way of the assets approach.
                                                                               2

SUMMARY OF RESULTS

The tables below present an overview of the Net Equity at market prices of IPP and GALENA, as of the base date of this report:

IPIRANGA PRODUTOS DE PETRÓLEO S.A.	FINANCIAL STATEMENTS		
BALANCE SHEET (REAIS THOUSANDS)	BALANCE IN 01/04/2009	MARKET ADJUSTMENTS	ADJUSTED BALANCE
CURRENT ASSETS	658.317	4.423	662.740
Disponibilities	28.811	0	28.811
Accounts Receivable	236.458	0	236.458
Inventories	289.725	8.032	297.757
Taxes Receivable	62.811	0	62.811
Taxes and Social Contribution Deferred	30.601	0	30.601
Expenses Paid In Advance	3.609	-3.609	0
Other Accounts Receivable	6.302	0	6.302
LONG TERM ASSETS	198.619	0	198.619
Accounts Receivable	139.116	0	139.116
Expenses Paid In Advance	0	0	0
Employee Advances and Others	3.401	0	3.401
Judicial Deposits	56.103	0	56.103
FIXED ASSETS	274.710	343.957	618.667
Investments	21	-21	0
- Other Investments	21	-21	0
Property, Plant and Equipment	274.147	344.418	618.565
- Work in Progress	9.063	0	9.063
- Buildings	108.814	77.757	186.571
- Land	41.283	159.020	200.303
- Related Party Improvements	36.354	0	36.354
- Equipments for Fuel Distribution	71.951	107.642	179.593
- Vehicles and Transportation Equipments	1.325	0	1.325
- Hardware Goods	5.356	0	5.356
Intangible	542	-440	102
- Software	102	0	102
- Other Intangibles	440	-440	0
TOTAL ASSETS	1.131.646	348.380	1.480.026

IPIRANGA PRODUTOS DE PETRÓLEO S.A.	FINANCIAL STATEMENTS		
BALANCE SHEET (REAIS THOUSANDS)	BALANCE IN 01/04/2009	MARKET ADJUSTMENTS	ADJUSTED BALANCE
CURRENT LIABILITIES	311.869	119.279	431.148
Accounts Payable	225.432	0	225.432
Taxes and Contributions	41.431	0	41.431
Personnel, Charges and Social Benefits	8.163	0	8.163
Income Taxes	0	119.279	119.279
Other Accounts Payable	36.842	0	36.842
LONG TERM LIABILITIES	191.552	-2.440	189.112
Benefits After Jobs	16.476	0	16.476
Provision Contigencies	172.636	0	172.636
Other Accounts Payable	2.440	-2.440	0
EQUITY	628.226	231.541	859.767
Capital	803.174	0	803.174
Capital Reserve	61.666	0	61.666
Especial Reserve	3.938	0	3.938
Accumulated Loss	-240.553	0	-240.553
Market Adjustments	0	231.541	231.541
TOTAL LIABILITIES AND EQUITY	1.131.646	348.380	1.480.026

APSIS CONSULTORIA
REPORT RJ-0096/09-01
3

SOCIEDADE ANÔNIMA DE ÓLEO GALENA SIGNAL	FINANCIAL STATEMENTS		
BALANCE SHEET (REAIS THOUSANDS)	BALANCE IN 01/04/2009	MARKET ADJUSTMENTS	ADJUSTED BALANCE
CURRENT ASSETS	1.853	27	1.880
Disponibilities	659	-	659
Accounts Receivable	522	-	522
Inventories	241	27	268
Taxes to Compensate	11	-	11
Other Accounts Receivable	420	-	420
LONG TERM ASSETS	178	-	178
Judicial Deposits	178	-	178
FIXED ASSETS	1.380	(1.380)	0
Investments	23	(23)	0
- Other Investments	23	(23)	0
Intangible	1.357	(1.357)	-
- Commercial Fund	1.357	(1.357)	-
TOTAL ASSETS	3.411	(1.353)	2.058

SOCIEDADE ANÔNIMA DE ÓLEO GALENA SIGNAL	FINANCIAL STATEMENTS		
BALANCE SHEET (REAIS THOUSANDS)	BALANCE IN 01/04/2009	MARKET ADJUSTMENTS	ADJUSTED BALANCE
CURRENT LIABILITIES	244	(460)	(216)
Accounts Payable	161	-	161
Taxes and Contributions	51	(460)	(409)
Personnel, Charges and Benefits	32	-	32
EQUITY	3.167	(893)	2.274
Capital	2.170	-	2.170
Capital Reserve	19	-	19
Income Reserve	978	-	978
Market Adjustments	-	(893)	(893)
TOTAL LIABILITIES AND EQUITY	3.411	(1.353)	2.058

APSIS CONSULTORIA
REPORT RJ-0096/09-01
4

1. INTRODUCTION                                          6
2. PRINCIPLES AND QUALIFICATIONS                         7
3. RESPONSIBILITY LIMTS                                  8
4. APPRAISAL OF TEXACO                                   9
  4.1. APPRAISAL METHODOLOGY                             9
  4.2. PROFILING OF TEXACO                              10
  4.3. APPRAISAL - VALUE OF NET EQUITY AT MARKET PRICES 12
5. CONCLUSION                                           19
6. LIST OF ATTACHMENTS                                  20
                                                                               5

 1. INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL S/C Ltda., hereinafter called APSIS, with head office located at Rua Sao Jose, no. 90, grupo 1.802, in the City and State of Rio de Janeiro, registered with the General Roster of Corporate Taxpayers
(CNPJ) under no. 27.281.922/0001 -70, was hired by ULTRAPAR to calculate the value of the Net Equity Shares of IPP and GALENA at market prices, for the purpose of appraising the applicability of article 256, II, b) of the Law number 6,404 of 12/15/76 (Corporate Law), due to the purchase of total quotas of Chevron Brasil Ltda (IPP) and total shares of GALENA by ULTRAPAR ..

During the preparation of this report, data and information supplied by third parties were used in the form of documents and verbal interviews with the client. The estimates used in this process are based on documents and information which include, among others, the following:

* Bylaws or Articles of Incorporation of the companies;
* Financial statements of the object companies;
* List of permanent assets;
* Set of architectural plans; and
* Areas chart.

Inspections of the operational sites were conducted between April and May,
2009.

The APSIS team responsible for the coordination and performance of this report consists of the following professionals:

* AMILCAR DE CASTRO Project Manager

* ANA CRISTINA FRANCA DE SOUZA Civil Engineer

Post-Graduated in Accounting Sciences (CREA/RJ 91.1.03043-4)

* BETINA DENGLER Project Manager

* CESAR DE FREITAS SILVESTRE Accountant (CRC/RJ 044779/O-3)

* CLAUDIO MARCAL DE FREITAS Accountant (CRC/RJ 55029/O-1)

* FLAVIO LUIZ PEREIRA Accountant (CRC/RJ 022016-O-9)

* LUIZ PAULO CESAR SILVEIRA Mechanical Engineer

Master of Business Management (CREA/RJ 89.1.00165-1)

* MARGARETH GUIZAN DA SILVA OLIVEIRA Civil Engineer, (CREA/RJ 91.1.03035-3)

* RICARDO DUARTE CARNEIRO MONTEIRO Civil Engineer

 Post-Graduated in Economic Engineering (CREA/RJ 30137-D)

* SERGIO FREITAS DE SOUZA Economist(CORECON/RJ 23521-0)

* WASHINGTON FERREIRA BRAGA Accountant (CRC/RJ 024100-6 / CVM 6734)

                                                                               6

 2.  PRINCIPLES AND QUALIFICATIONS

This report strictly complies with the fundamental principles described below.

* The consultants and appraisers have no personal bias towards the subject matter involved in this report nor do they derive any advantages from it.

* The professional fees of APSIS are not, in any way, subject to the conclusions of this report.

* The report was prepared by APSIS and no one, other than the consultants themselves, prepared the analyses and respective conclusions.

* In this report, one assumes that the information received from third parties is correct and that the sources thereof are contained in said report.

* To the best knowledge and credit of the consultants, the analyses, opinions and conclusions presented in this report are based on data, diligence, research and surveys that are true and correct.

* APSIS assumes full responsibility for the matter of Appraisal Engineering, including implicit appraisals, in the exercise its honorable duties, primarily established in the appropriate laws, codes or regulations.

* For projection purposes, we start from the premise of the inexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, affecting the purpose of the relevant work, other than those listed in this report.

* This Report meets the specifications and criteria established by the standards of the Brazilian Association of Technical Standards (ABNT), the

 specifications and criteria established by USPAP (Uniform Standards of
Professional Appraisal Practice), in addition to the requirements imposed by different bodies, such as: the Ministry of Treasury, Central Bank, Bank of
Brazil, CVM (Securities and Exchange Commission), SUSEP (Private Insurance
Superintendence), etc.

* The report presents all the restrictive conditions imposed by the methodologies adopted, which affect the analyses, opinions and conclusions contained in the same.

* APSIS declares that it does not have any direct or indirect interests in the companies subject to this report, in their respective controllers, or in the operation, there being no relevant circumstances which may characterize conflict or communion of interests, whether potential or current, towards the issue of this Appraisal Report.

* In the course of our work, the controllers and managers of the companies subject to this report did not direct, limit, hinder or practice any acts, which have or may have compromised access, use or knowledge of information, property, documents or work methodologies relevant to the quality of our conclusions.

* The Report was prepared in strict compliance with the postulates set forth in the Professional Code of Ethics of CONFEA -- Federal Council of Engineering,
Architecture and Agronomy and of the Legal Institute of Engineering.

                                                                               7

 3. RESPONSIBILITY LIMITS

* To prepare this report, APSIS used historic data and information audited by third parties or not audited, and projected non-audited data supplied in writing or verbally by the company's management or obtained from the sources mentioned. Therefore, APSIS assumed as true the data and information obtained for this report and does not have any responsibility in connection with their truthfulness.

* Our work was developed to be used by the applicants aiming at the already described objectives. Therefore, it may be disclosed as part of the documents related to the corporate reorganization of ULTRAPAR, with mention of this work in related publications being authorized. It may also be filed at the Brazilian
Securities and Exchange Commission -- CVM and at the U.S. Securities and
Exchange Commission -- SEC, as well as made available to shareholders and third parties, including through the websites of the companies involved.

* We emphasize that understanding of the conclusion of this report will take place by reading it and its attachments in full. Therefore, conclusions from partial reading should not be drawn.

* The scope of this work did not include audit of the financial statements or revision of the works performed by its auditors.

* We are not responsible for occasional losses to the applicants, their shareholders, directors, creditors or to other parties as a result of the use of data and information supplied by the company and comprised in this report.

* The analyses and conclusions contained herein are based on several premises, held as of this date, of future operational projections, such as: macroeconomic factors, amounts practiced by the market, exchange rate variations, sale prices, volumes, market share, revenues, taxes, investments, operational margins, etc. Thus, future results may differ from any forecast or estimate contained in this report.

* This appraisal does not reflect events and their respective impacts, occurred after the date of issue of this report.

                                                                               8

 4. APPRAISAL OF TEXACO

4.1. APPRAISAL METHODOLOGY

ASSETS APPROACH -- NET EQUITY AT MARKET PRICES

This methodology is derived from generally accepted accounting principles
(GAAP), where financial statements are prepared based on the principle of historic or acquisition cost. Due to this principle and to the fundamental principle of accounting, the book value of the assets of a company less the book value of its liabilities equals the book value of its net equity.

On the other hand, the basic principles of economics allow us to create the following appraisal technique: the value defined for assets less the value defined for liabilities equals the value defined for a company's net equity.
From an appraisal perspective, the relevant value definitions are those appropriate to the purpose of the appraisal.

The assets approach, therefore, aims at appraising a company for the adjustment of the book value (net balance) to its respective fair market values. The assets and liabilities deemed relevant are appraised for their fair market value, with a comparison being made between this value and the book value (net balance).

                                                                               9

 4.2. PROFILING OF TEXACO

IPP is a company that operates in the TEXACO-brand fuel distribution business in Brazil.

GALENA is a company that operates the TEXACO -brand model station in Rio de
Janeiro.

TEXACO distributes fuels throughout the national territory, save the State of
Roraima, through a network of approximately 2 thousand service stations and directly to large consumers, being supported by a logistic infrastructure of 48 operation bases.

In 2008, TEXACO sold 7 million cubic meters of diesel, gasoline, ethanol and
CNG, which represents a national market share of approximately 8%. Texaco is the second largest company in the Midwest, Northeast and North regions, with a
9% market share in 2008.

In 2007, Texaco's revenue was R$ 11.9 billion and its EBITDA was R$ 121 million. In the first four months of 2008, Texaco generated an annualized
EBITDA of R$ 147 million.

[GRAPHIC OMITTED]
                                                                              10

 TEXACO IN BRAZIL

In September, 1915, Texaco started operating in Brazil by way of a decree signed by the then President of the Republic Wenceslau Br[]s, who authorized the Texas
Company (South America) Ltda. to be set up in Brazil.

In June, 2005, Texaco Brasil had its corporate name changed to Chevron Brasil
Ltda., as a result of the change of the company's name in the United States.
This was due to the merger of the companies Chevron Corporation and Texaco Inc.
in October, 2002, which gave rise to the ChevronTexaco Corporation, the second largest power company headquartered in the United States. In May, 2005, the company took the name of Chevron Corporation. In spite of so many changes, the
Texaco brand continued to exist, being used in the service station network, in fuels, lubricants and grease commercialized in Brazil.

ASSETS PURCHASED BY THE ULTRAPAR GROUP

The TEXACO assets purchased by Ultrapar include the fuel distribution infrastructure, composed by 30 own or co-operated distribution bases, 15 buildings used as warehouses or supporting offices, and assets located in a network of approximately 2,000 exclusive dealerships.

The above-described structure shall be operated under the IPIRANGA brand. To allow for a gradual and organized brand transition process, the business terms include the licensing, already taken into account in the purchase value, of the
Texaco brand family for 3 years in the South and Southeast regions and for 5 years in the Midwest, Northeast and North regions.
                                                                              11

4.3. APPRAISAL - VALUE OF THE NET EQUITY AT MARKET PRICES

APPRAISAL OF IPP AND GALENA

In this report, we adopted the assets approach to appraise the Net Equities of IPP and GALENA at market prices. In this approach, we appraised relevant assets and liabilities so as to reflect their fair market values.

APPRAISAL OF FIXED ASSETS

The assets comprising the property, plant and equipment and related to the land, building, third-party real estate improvement and fuel distribution equipment accounts, are those of the greatest relevance within the group of operating assets of IPP. The appraisal of these assets can be found in Appraisal Reports RJ-0096/09-02 (Fuel Stations) and RJ-0096/09-03 (Distribution Bases), summarized on the table aside.

IPP

values in thousands R$

PROPERTY, PLANT AND EQUIPMENT	MARKET
Work in Progress	9.063
Buildings	186.571
Land	200.303
Related Party Improvements	36.354
Equipments for Fuel Distribution	179.593
Vehicles and Transportation Equipments	1.325
Hardware Goods	5.356
TOTAL	**618.565**

APPRAISAL OF OTHER ASSETS AND LIABILITIES

For other assets and liabilities of TEXACO, we adopted the criteria further detailed in this chapter, as shown in the calculation spreadsheets of Attachment 1.

APSIS CONSULTORIA
REPORT RJ-0096/09-01
12

 GENERAL APPRAISAL CRITERIA FOR THE NET EQUITY AT MARKET PRICES

This report was prepared according to the criteria listed below, within the context of the purchase process of TEXACO.

The table below presents the general criteria defined for the appraisal of each account and/or group of accounts of the companies involved in the operation:

          ACCOUNT GROUP                                       PREMISES                                       APPRAISAL CRITERIA
-----------------------------------------------------------------------------------------------------------------------------------
GENERAL                          Accounts whose value is less than R$30 thousand reais were   Market value identical to book value.
                                 not analyzed. The book value was kept, with the exception
                                 of the accounts that were consolidated in a specific group.
-----------------------------------------------------------------------------------------------------------------------------------
Available Funds                  Represented by:                                              Market value identical to book value,
 due to
                                      [] Cash                                                 its being close to the fair value.
                                      [] Current Account Banks
                                      [] Cash Equivalents
-----------------------------------------------------------------------------------------------------------------------------------
Accounts Receivable from Clients Represented by:                                              Market value identical to book value.
-- Local and Foreign                  [] Trade notes receivable, client financing and
                                         accounts receivable from credit card operators, net
                                         of the provision for delinquent accounts receivable.
                                      [] There is no implicit interest in credits receivable.
                                      [] The amount of R$33 million is included in the
                                         balance of accounts receivable from clients,
                                         related to operations with lubricants, which shall
                                         be transferred to IPP upon being received on the
-----------------------------------------------------------------------------------------------------------------------------------
                                                                              13

ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
	duet date. The credit risk is the transferor's.	
Inventories	Substantially represented by fuel, lubricant and additive inventories.	Appraised for their sale value net of taxes and commercialization expenses.
Deferred Income Tax and Social Contribution	Tax credits, not subject to statutes of limitations, substantiated in the continuity of the profitability of operations and acknowledged up to the amount at which their realization is deemed likely.	Market value identical to book value, due to its being close to the fair value.
Tax Credits to Compensate	Represented by the following tax credits: • ICMS (Provisional Value Added Tax) • PIS AND COFINS (Social Participation Program and Contribution to Social Security Financing) • IRRF (Withholding Income Tax) • Advance Income Tax and Social Contribution • Others Net of provision for credit balances which the companies estimate not being able to compensate in future.	The book value was maintained, bearing in mind that the balance is substantially represented by ICMS recoverable credits already adjusted by provisions in face of possible losses based on the maximum discount expected during their commercialization.
Advances to Employees and Others	Substantially represented by 13th salary advances and others.	Market value identical to book value.
Prepaid Expenses	Substantially represented by: • Insurance; • Expenses with Publicity; and	The balances were cancelled.

APSIS CONSULTORIA
REPORT RJ-0096/09-01
14

ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
	• Other prepaid expenses.	
Other Accounts Receivable	Substantially represented by 13th salary advances and others, and by various accounts receivable of small value.	Market value identical to book value.
Investments	Investments originated from tax incentives.	The balance was cancelled.
Fixed Assets: Land, buildings/facilities, machines/equipment.	Specific appraisal reports, as mentioned in Chapter 4.3.	Market value.
Works in Progress	Assets whose book value is close to the market value.	Market value identical to book value, due to its being close to the fair value.
Intangible Assets	Substantially represented by software and other intangible assets in IPP and by Goodwill in GALENA.	Market value identical to book value for IPP and with no market value for GALENA.
Suppliers	Amounts payable to suppliers, the payment of which takes place in a very short term. The balance includes the amount of R$22 million related to operations with lubricants, which shall be compensated with accounts receivable from the same source.	Market value identical to book value.
Staff, Social Charges and Benefits.	Substantially represented by: • Salaries and charges payable; and • Provisions for Vacation and the 13th salary.	Market value identical to book value.
Taxes, Fees and Contributions	Substantially represented by: • ICMS (Provisional Value Added Tax)	Market value identical to book value, except

APSIS CONSULTORIA
REPORT RJ-0096/09-01
15

          ACCOUNT GROUP                                       PREMISES                                        APPRAISAL CRITERIA
-----------------------------------------------------------------------------------------------------------------------------------
                                      [] IRRF (Withholding Income Tax)                         for IR/CS payable, re-calculated on
 the basis
                                      [] ISS (Services Tax)                                    of the results produced by the
 appraisal of
                                      [] PIS (Social Participation Program)                    the Net Equities at market prices.
                                      [] COFINS (Contribution to Social Security Financing)
                                      [] IR/CS (Income Tax and Social Contribution) payable
-----------------------------------------------------------------------------------------------------------------------------------
Bonds and Guarantees        from Represented by client advances for the supply of products,    Market value identical to book value.
Clients                          which shall be returned to the clients upon the end of the contracts.
-----------------------------------------------------------------------------------------------------------------------------------
Other Accounts Payable           Substantially represented by bonds and guarantees from        Market value identical to book value.
                                 clients, publicity funds and various other accounts payable of small value.
-----------------------------------------------------------------------------------------------------------------------------------
Provision for Contingencies      Represented by contingencies which the companies'             Market value identical to book value.
                                 management jointly with their legal counsel consider to be with a probable risk level, net of the corresponding judicial deposits.
-----------------------------------------------------------------------------------------------------------------------------------
Net Equity                       Represented by:                                               Adjusted for the market value of
 rights and
                                      [] Capital Stock                                         obligations.
                                      [] Reserves
                                      [] Accumulated Losses
                                      [] Adjustments at Market Price
-----------------------------------------------------------------------------------------------------------------------------------

                                                                              16

VALUE OF THE NET EQUITY OF IPP AT MARKET PRICES

The table below presents the value of the Net Equity of IPP at Market Prices as of the base date, with the respective main account adjustments:

IPIRANGA PRODUTOS DE PETRÓLEO S.A.	FINANCIAL STATEMENTS		
BALANCE SHEET (REAIS THOUSANDS)	BALANCE IN 01/04/2009	MARKET ADJUSTMENTS	ADJUSTED BALANCE
CURRENT ASSETS	658.317	4.423	662.740
Disponibilities	28.811	0	28.811
Accounts Receivable	236.458	0	236.458
Inventories	289.725	8.032	297.757
Taxes Receivable	62.811	0	62.811
Taxes and Social Contribution Deferred	30.601	0	30.601
Expenses Paid In Advance	3.609	-3.609	0
Other Accounts Receivable	6.302	0	6.302
LONG TERM ASSETS	198.619	0	198.619
Accounts Receivable	139.116	0	139.116
Expenses Paid In Advance	0	0	0
Employee Advances and Others	3.401	0	3.401
Judicial Deposits	56.103	0	56.103
FIXED ASSETS	274.710	343.957	618.667
Investments	21	-21	0
- Other Investments	21	-21	0
Property, Plant and Equipment	274.147	344.418	618.565
- Work in Progress	9.063	0	9.063
- Buildings	108.814	77.757	186.571
- Land	41.283	159.020	200.303
- Related Party Improvements	36.354	0	36.354
- Equipments for Fuel Distribution	71.951	107.642	179.593
- Vehicles and Transportation Equipments	1.325	0	1.325
- Hardware Goods	5.356	0	5.356
Intangible	542	-440	102
- Software	102	0	102
- Other Intangibles	440	-440	0
TOTAL ASSETS	1.131.646	348.380	1.480.026

IPIRANGA PRODUTOS DE PETRÓLEO S.A.	FINANCIAL STATEMENTS		
BALANCE SHEET (REAIS THOUSANDS)	BALANCE IN 01/04/2009	MARKET ADJUSTMENTS	ADJUSTED BALANCE
CURRENT LIABILITIES	311.869	119.279	431.148
Accounts Payable	225.432	0	225.432
Taxes and Contributions	41.431	0	41.431
Personnel, Charges and Social Benefits	8.163	0	8.163
Income Taxes	0	119.279	119.279
Other Accounts Payable	36.842	0	36.842
LONG TERM LIABILITIES	191.552	-2.440	189.112
Benefits After Jobs	16.476	0	16.476
Provision Contigencies	172.636	0	172.636
Other Accounts Payable	2.440	-2.440	0
EQUITY	628.226	231.541	859.767
Capital	803.174	0	803.174
Capital Reserve	61.666	0	61.666
Especial Reserve	3.938	0	3.938
Accumulated Loss	-240.553	0	-240.553
Market Adjustments	0	231.541	231.541
TOTAL LIABILITIES AND EQUITY	1.131.646	348.380	1.480.026

APSIS CONSULTORIA
REPORT RJ-0096/09-01
17

VALUE OF THE NET EQUITY OF GALENA AT MARKET PRICES

The table below presents the value of the Net Equity of GALENA at Market Prices as of the base date, with the respective main account adjustments:

SOCIEDADE ANÔNIMA DE ÓLEO GALENA SIGNAL	FINANCIAL STATEMENTS		
BALANCE SHEET (REAIS THOUSANDS)	BALANCE IN 01/04/2009	MARKET ADJUSTMENTS	ADJUSTED BALANCE
CURRENT ASSETS	1.853	27	1.880
Disponibilities	659	-	659
Accounts Receivable	522	-	522
Inventories	241	27	268
Taxes to Compensate	11	-	11
Other Accounts Receivable	420	-	420
LONG TERM ASSETS	178	-	178
Judicial Deposits	178	-	178
FIXED ASSETS	1.380	(1.380)	0
Investments	23	(23)	0
- Other Investments	23	(23)	0
Intangible	1.357	(1.357)	-
- Commercial Fund	1.357	(1.357)	-
TOTAL ASSETS	3.411	(1.353)	2.058

SOCIEDADE ANÔNIMA DE ÓLEO GALENA SIGNAL	FINANCIAL STATEMENTS		
BALANCE SHEET (REAIS THOUSANDS)	BALANCE IN 01/04/2009	MARKET ADJUSTMENTS	ADJUSTED BALANCE
CURRENT LIABILITIES	244	(460)	(216)
Accounts Payable	161	-	161
Taxes and Contributions	51	(460)	(409)
Personnel, Charges and Benefits	32	-	32
EQUITY	3.167	(893)	2.274
Capital	2.170	-	2.170
Capital Reserve	19	-	19
Income Reserve	978	-	978
Market Adjustments	-	(893)	(893)
TOTAL LIABILITIES AND EQUITY	3.411	(1.353)	2.058

APSIS CONSULTORIA
REPORT RJ-0096/09-01
18

5. CONCLUSION

In the light of the audit performed of the prior mentioned documents and on the basis of APSIS' analyses, the experts have concluded that the values of the Net Equities shares of IPP and GALENA at market prices, as of the base date of April 01, 2009, are:

IPP	R$ 859,767 mil (eight hundred and fifty-nine million, seven hundred and sixty-seven thousand reais)
	R$ 0.0107046 by quota
GALENA	R$ 2,274 mil (two million, two hundred and seventy-four thousand reais)
	R$ 22.736873 by share

Having concluded Report **RJ-0096/09-01**, which consists of 20 (twenty) pages typed on one side and 02 (two) attachments and reproduced in 05 (five) original counterparts, APSIS Consultoria Empresarial Ltda., CREA/RJ 82.2.00620-1 and CORECON/RJ RF/2.052-4, a company specialized in the appraisal of assets, legally represented hereunder, makes itself available for any clarifications which may be necessary.

Rio de Janeiro, September 10, 2009

RICARDO DUARTE CARNEIRO MONTEIRO
Sócio-diretor

LUIZ PAULO CÉSAR SILVEIRA
Director

CESAR DE FREITAS SILVESTRE
contador (CRC/RJ 44779/O-3)

APSIS CONSULTORIA
REPORT RJ-0096/09-01
19

 6. LIST OF ATTACHMENTS

1. APPRAISAL CALCULATIONS AND SUPPORTING DOCUMENTS

2. GLOSSARY AND APSIS' PROFILE

SAO PAULO -- SP                                RIO DE JANEIRO -- RJ
Alameda Franca, no. 1467/44                    Rua Sao Jose, 90, grupo 1802
Jardim Paulista, CEP: 01422-0001               Centro, CEP: 20010-020
Tel.: + 55 11 3061.5879 Fax: + 55 11 5041.8206 Tel.: + 55 21 2212.6850 Fax: + 55 21 2212.6851

                                                                              20

 ATTACHMENT 1

                                                                              21

ULTRA RJ_0096_09_01 - REPORT

IPIRANGA PRODUTOS DE PETRÓLEO S.A.	FINANCIAL STATEMENTS		
BALANCE SHEET (REAIS THOUSANDS)	**BALANCE IN 01/04/2009**	**MARKET ADJUSTMENTS**	**ADJUSTED BALANCE**
CURRENT ASSETS	**658.317**	**4.423**	**662.740**
Disponibilities	28.811	0	28.811
Accounts Receivable	236.458	0	236.458
Inventories	289.725	8.032	297.757
Taxes Receivable	62.811	0	62.811
Taxes and Social Contribution Deferred	30.601	0	30.601
Expenses Paid In Advance	3.609	-3.609	0
Other Accounts Receivable	6.302	0	6.302
LONG TERM ASSETS	**198.619**	**0**	**198.619**
Accounts Receivable	139.116	0	139.116
Expenses Paid In Advance	0	0	0
Employee Advances and Others	3.401	0	3.401
Judicial Deposits	56.103	0	56.103
FIXED ASSETS	**274.710**	**343.957**	**618.667**
Investments	**21**	**-21**	**0**
- Other Investments	21	-21	0
Property, Plant and Equipment	**274.147**	**344.418**	**618.565**
- Work in Progress	9.063	0	9.063
- Buildings	108.814	77.757	186.571
- Land	41.283	159.020	200.303
- Related Party Improvements	36.354	0	36.354
- Equipments for Fuel Distribution	71.951	107.642	179.593
- Vehicles and Transportation Equipments	1.325	0	1.325
- Hardware Goods	5.356	0	5.356
Intangible	**542**	**-440**	**102**
- Software	102	0	102
- Other Intangibles	440	-440	0
TOTAL ASSETS	**1.131.646**	**348.380**	**1.480.026**
CURRENT LIABILITIES	**311.869**	**119.279**	**431.148**
Accounts Payable	225.432	0	225.432
Taxes and Contributions	41.431	0	41.431
Personnel, Charges and Social Benefits	8.163	0	8.163
Income Taxes	0	119.279	119.279
Other Accounts Payable	36.842	0	36.842
LONG TERM LIABILITIES	**191.552**	**-2.440**	**189.112**
Benefits After Jobs	16.476	0	16.476
Provision Contigencies	172.636	0	172.636
Other Accounts Payable	2.440	-2.440	0
EQUITY	**628.226**	**231.541**	**859.767**
Capital	803.174	0	803.174
Capital Reserve	61.666	0	61.666
Especial Reserve	3.938	0	3.938
Accumulated Loss	-240.553	0	-240.553
Market Adjustments	0	231.541	231.541
TOTAL LIABILITIES AND EQUITY	**1.131.646**	**348.380**	**1.480.026**

APSIS CONSULTORIA EMPRESARIAL 1 of 1

ULTRA RJ_0096_09_01 - REPORT

SOCIEDADE ANÔNIMA DE ÓLEO GALENA SIGNAL	FINANCIAL STATEMENTS		
BALANCE SHEET (REAIS THOUSANDS)	BALANCE IN 01/04/2009	MARKET ADJUSTMENTS	ADJUSTED BALANCE
CURRENT ASSETS	**1.853**	**27**	**1.880**
Disponibilities	659	-	659
Accounts Receivable	522	-	522
Inventories	241	27	268
Taxes to Compensate	11	-	11
Other Accounts Receivable	420	-	420
LONG TERM ASSETS	**178**	**-**	**178**
Judicial Deposits	178	-	178
FIXED ASSETS	**1.380**	**(1.380)**	**0**
Investments	**23**	**(23)**	**0**
- Other Investments	23	(23)	0
Intangible	**1.357**	**(1.357)**	**-**
- Commercial Fund	1.357	(1.357)	-
TOTAL ASSETS	**3.411**	**(1.353)**	**2.058**
CURRENT LIABILITIES	**244**	**(460)**	**(216)**
Accounts Payable	161	-	161
Taxes and Contributions	51	(460)	(409)
Personnel, Charges and Benefits	32	-	32
EQUITY	**3.167**	**(893)**	**2.274**
Capital	2.170	-	2.170
Capital Reserve	19	-	19
Income Reserve	978	-	978
Market Adjustments	-	(893)	(893)
TOTAL LIABILITIES AND EQUITY	**3.411**	**(1.353)**	**2.058**

APSIS CONSULTORIA EMPRESARIAL 2 of 2

[GRAPHIC OMITTED]
                                                                              24

 [GRAPHIC OMITTED]
                                                                              25

                                    ANEXO 2
                                                                              26

 GLOSSARY

ASSETS APPROACH -- valuation methodology in which all assets and liabilities
(including unregistered ones) have their value adjusted according to their market values.

BETA -- measurement of a stock systematic risk, price trend of a certain stock to be related to changes in a certain index.

BUSINESS RISK -- uncertainty level for realizing future returns expected for the business, which do not result from financial leverage.

CAPITAL STRUCTURE -- breakdown of the capital invested in a company, including own capital (equity) and third-parties capital (indebtedness).

CAPITALIZATION -- conversion of a simple period of economic benefits into value.

CAPITALIZATION RATE -- any divisor used for converting economic benefits into value in a simple period.

CAPM -- Capital Asset Pricing Model - model in which the cost of capital for any stock or group of stocks is equivalent to the risk-free rate added to a risk premium, provided by the systematic risk of the stock or group of stocks under analysis.

CASH FLOW -- cash generated by an asset, group of assets or company during a certain period of time. Usually, such term is complemented by a qualification, depending on the context (operating, non-operating, etc)

COMPANY -- commercial, industrial, service or investment entity performing an economic entity.

CONSTRUCTION EQUIVALENT AREA -- constructed area on which the corresponding construction unit cost equivalence is applied, as provided by the principles of
NB-140 of ABNT (Brazilian Association of Technical Rules).

CONTROL -- power to direct the company strategic, politic and administrative management.

CONTROLLING PREMIUM -- value or percentage of a controlling stocks pro rata value over the non-controlling stocks pro rata value, which reflect the controlling power.

COST OF CAPITAL -- expected return rate required by the market for attracting funds for a determined investment.

CURRENT VALUE -- It is the value for replacing an existing asset for a new one, depreciated according its physical conditions.

DISCOUNT FOR LACK OF CONTROL -- value or percentage deducted from the 100%-pro rata value of a company value, which reflects the lack of part or whole control.

DISCOUNT FOR LACK OF LIQUIDITY -- value or percentage deducted from the 100%
pro rata value of a company value, which reflects the lack of liquidity.

DISCOUNT RATE -- any divisor used for converting a future economic benefit flow into present value.

EBITDA - Earnings Before Interest, Taxes, Depreciation and Amortization.

ECONOMIC BENEFIT -- benefits such as revenues, net income, net cash flow, etc.

ELECTRIC DAMAGE VALUE -- It is an estimation of the cost for repairing or replacing the parts of an asset in case of electric damage. Values are scheduled in percentages of the Replacing

                                                                              27

 Value and were calculated through equipment's manual analysis and the repairing maintenance expertise of APSIS' technicians.

FAIR MARKET VALUE -- value for which a certain asset change its ownership between a potential seller and a potential buyer, when both parties are aware of relevant facts and none of them are under pressure to make the deal.

GOODWILL -- intangible asset referring to name, reputation, client portfolio, loyalty, localization and other similar items that cannot be identified separately.

HOMOGENIZED AREA -- usable, private or constructed area with mathematical treatments for valuation purposes, according to criteria set forth by APSIS, based on the real state market.

INCOME APPROACH -- valuation methodology by converting to present value expected economic benefits.

INSURANCE MAXIMUM VALUE -- It is the maximum value of an asset for which it is advisable to insure it. Such criterion establishes that the asset which depreciation is higher than 50%[]should have a Insurance Maximum Value equivalent to twice the Current Value; and, an asset which depreciation is lower than 50%, should have a Insurance Maximum Value equivalent to the
Replacing Value.

INSURANCE VALUE -- It is the value for which the Insurance Company assumes the risks, and it is not applied on land and foundations, expect in special cases.

INTANGIBLE ASSETS -- non-physical assets such as brands, patents, rights, contracts, industrial secrets that provide the owner with rights and values.

INTERNAL RETURN RATE -- discount rated in which the present value of the future cash flow is equivalent to the investment cost.

INVESTED CAPITAL -- sum of own capital and third-parties capital invested in a company. Third-parties capital is usually related to debts with short and long term interests to be specified in the valuation context.

INVESTED CAPITAL CASH FLOW -- cash flow generated by the company to be reverted to financers (interests and amortizations) and shareholders (dividends) after operating costs and expenses and capital expenditures.

INVESTMENT VALUE -- value for a particular investor, based on particular interests for a certain asset such as synergy with other companies of a investor, different perceptions of risk and future performances, etc.

ISSUE DATE -- date on which the valuation report is ended, when valuation conclusions are presented to the client.

LEVERAGED BETA -- beta value reflecting the indebtedness in the capital structure.

LIQUIDATION VALUE -- It is the value of a sale on sale in the market, out of its original productive process. In other words, it is the value that would be verified in case the asset was deactivated and put up for sale separately, considering costs of disassembly or demolition (in case of real estate), storage and transportation.

LIQUIDITY -- capacity to rapidly convert a certain asset into cash or into a debt payment.

MARKET APPROACH -- valuation methodology, which utilizes multiples that result from the sale price of similar assets.

MARKET NET EQUITY -- see assets approach.

MULTIPLE -- market value of a company, stock or invested capital, divided by a company's measurement (revenues, income, client volume, etc.).
                                                                              28

 NON-OPERATING ASSETS -- assets that are not directly related to the company operating activity (whether they generate revenue or not) and that may be sold without affecting its operation.

OPERATING ASSETS -- assets that are necessary for the company operation.

PERPETUITY VALUE -- value at the end of the projective period to be added to the cash flow.

PRESENT VALUE -- value of a future economic benefit on a specific date, calculated by the application of a discount rate.

PRIVATE AREA -- usable area including building elements (such as walls, columns, et c) and elevators hall (in some cases).

REFERENCE DATE -- specific date (day, month and year) to apply the valuation.

RESIDUAL VALUE -- It is the value of a new or old asset projected for a certain date, limited to the date on which such asset turns into scrap, considering that during such period of time, the asset will be operating.

REPLACING VALUE (FOR A NEW ASSET) -- value based on the price (usually at market current prices) or replacing an asset for a new equal or similar one.

SCRAP VALUE -- It is the asset value at the end of its useful life, considering its disassembly or demolition value (in case of real estate), storage and transportation.

SUPPORTING DOCUMENTATION -- discount rate is a return rate used to convert into present value a payable or receivable amount.

TANGIBLE ASSETS -- physical assets such as lands, constructions, machines and equipment, furniture and appliances, etc.

USEFUL AREA -- usable area of a real estate, measures by the internal face of its walls.

USEFUL LIFE -- period of time during which an asset may generate economic benefits

VALUATION -- act or process through which the value of a company, stock interest or other asset is determined.

VALUATION METHODOLOGY -- the approaches used for preparing valuing calculations in order to indicate the value of a company, stock interest or other asset.

VALUE -- price denominated in monetary quantity.

WACC (Weighted Average Cost of Capital) -- model in which the cost of capital is determined by the weighted average of the value.
                                                                              29

                               [GRAPHIC OMITTED]
                                                                              30

Item 5

Special Shareholders’ Meeting
of February 10th, 2011

Manual for Shareholders’ Participation

3	Message from the Chairman of the Board of Directors
4	Message from the Chief Executive Officer
5	Invitation
6	Procedures and deadlines
8	Matters to be discussed
9	Voting Rights in the Meeting
Annexes
(I) Call Notice
(II) Management Proposal
(III) Appraisal Report

2

MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS

Dear Shareholders ,

We are pleased to invite you to attend the Special Shareholders’ Meeting (the “Meeting”) of Ultrapar Participações S.A. (“Ultrapar” or the “Company”), to be held on February 10th, 2011, at 2:00 p.m., in the Company’s headquarters, located at Av. Brigadeiro Luiz Antônio, nr 1.343, 9th floor, in the City and State of São Paulo, Brazil, in accordance with the Call Notice published on January 26th, 27th and 28th, 2011 in the newspapers Diário Oficial do Estado de São Paulo and Valor Econômico, also available at the Company’s website (www.ultra.com.br).

PAULO G. A. CUNHA
Chairman of the Board of Directors

3

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

Dear Shareholders,

The preparation of this Manual for Shareholders’ Participation (the “Manual”) is in accordance with the Company’s policy towards the continuous improvement of its corporate governance practices, including the quality of the information provided to our shareholders.

The purpose of this document is to provide you with clarification and guidance regarding the matters to be discussed in the Meeting of February 10th, 2011 of Ultrapar. Accordingly, in this Manual you will find information on the date, location and time of the Meeting, guidelines regarding the procedures required for your attendance and participation in the Meeting as well as the necessary information regarding the matters to be discussed.

PEDRO WONGTSCHOWSKI
Chief Executive Officer

4

INVITATION

DATE
February 10th, 2011

TIME
2:00 p.m.

LOCATION
Company’s headquarters
Av. Brigadeiro Luiz Antônio, nr 1343, 9th floor
Bela Vista - 01317-910
São Paulo – SP

MAP

5

PROCEDURES AND DEADLINES

Shareholders of the Company, in person, their legal representatives or proxy may attend the Meeting, provided that they present the documents specified in the items Individual Shareholder, Corporate Shareholder and Investment Funds below. The status of a holder of (i) common shares – will be confirmed by consultation of the share registry book, and (ii) preferred shares - will require the submission of a shareholder position statement, issued by the custodian body, no later than 2 (two) working days prior to the date of the Meeting, stating the respective shareholding position.

The shareholders may constitute proxy, with mandate granted less than a year prior to the present date, to a shareholder, manager of the company, lawyer, financial institution or investment fund manager representing the fund’s co-owners.

Individual Shareholder

•
Original or certified copy of an identification document with photo (ID, Alien Resident Card, Driver’s License, officially recognized professional identity card or passport, in the case of foreigners); and

•	Original or certified copy of the power of attorney, if applicable, with the signature notarized by a notary public and proxy’s identification document with photo.

Corporate Shareholder

•
Certified copy of the latest amended and restated bylaws or consolidated corporate contract and of any corporate documents granting power to sign on behalf of the grantor (minutes of the election of the executive officers and/or proxy);

•	Original or certified copy of identification document with photo(s) of the legal representative(s); and

•	Original or certified copy of the power of attorney, if applicable, with the signature notarized by a notary public and an identification document with photo of the proxy.

Investment Funds

•
Certified copy of the latest amended and restated consolidated regulation of the fund and the bylaws or corporate contract of its manager, as well as of any corporate documents granting power on behalf of the grantor (minutes of the election of the executive officers and/or proxy);

6

•	Original or certified copy of an identification document with photo(s) of the legal representative(s); and

•	Original or certified copy of power of attorney, if applicable, with the signature notarized by a notary public and an identification document with photo of the proxy.

For foreign investment funds and legal entities, a certified translation will not be required if the original language of the document is Portuguese, English or Spanish.

All documents are required to be forwarded to the Investor Relations Department until 5:00 p.m. on February 9th, 2011.

7

MATTERS TO BE DISCUSSED

In accordance with the Management Proposal, annexed to this document (Annex II).

8

VOTING RIGHTS IN THE MEETING

In accordance with the law and Ultrapar’s Bylaws, the holders of common shares may vote in all matters to be discussed in this Meeting and holders of preferred shares have no voting rights in the matters of this Meeting.

9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2011
ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Covre
	Name:	Andre Covre
	Title:	Chief Financial and Investor Relations Officer

(Appraisal Report, Minutes of the meeting of the Board of Directors, Call Notice and Proposal for Special Shareholders’ Meeting,Manual for Shareholders’ Participation)